                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  WESTAFF, INC.
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 PAR VALUE
                -------------------------------------------------
                         (Title of Class of Securities)

                                   957070 10 5
                -------------------------------------------------
                                 (CUSIP Number)

                                  TOM D. SEIP,
                       CHIEF EXECUTIVE OFFICER AND PRESIDENT,
                                 WESTAFF, INC.,
                                301 LENNON LANE,
                             WALNUT CREEK, CA 94598,
                                 (925) 930-5300
               --------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   MAY 1, 2001
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 957070 10 5                 13D
================================================================================
(1)      Names of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

         TOM D. SEIP
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group               (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

         OO
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)  [ ]

         NOT APPLICABLE
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
          Number of Shares     (7)       Sole Voting Power
         Beneficially Owned
          by Each Reporting              150,000 (a)
             Person With       -------------------------------------------------
                               (8)       Shared Voting Power

                                         9,609,907 (b)
                               -------------------------------------------------
                               (9)       Sole Dispositive Power

                                         150,000 (a)
                               -------------------------------------------------
                               (10)      Shared Dispositive Power

                                         0
                               -------------------------------------------------
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         9,609,907  (a)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [x]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         60.55% (a)(b)
--------------------------------------------------------------------------------

(14)     Type of Reporting Person

         IN

* (a) The shares of common stock of Westaff, Inc. referred to are purchasable by Tom D. Seip upon exercise of the vested shares of an option (the "Option") granted to Mr. Seip pursuant to the Employment Agreement dated as of May 1, 2001, as described in Items 3 and 4 of this statement. Prior to the exercise of the Option, Mr. Seip is not entitled to any rights as a stockholder of Westaff, Inc. as to the shares covered by the Option. Based on the number of shares of common stock of Westaff, Inc. outstanding on April 20, 2001, as represented by Westaff, Inc. in a Proxy Statement in connection with the 2001 Annual Meeting of Stockholders of Westaff, Inc. dated April 20, 2001, the number of shares of common stock of Westaff, Inc. purchasable by Mr. Seip under the Option represented less than 1% of the total outstanding shares of common stock of Westaff, Inc. The purchase price for the shares under the Option is $2.05 per share (the "Purchase Price"). Prior to such exercise, Mr. Seip expressly disclaims beneficial ownership of the shares of common stock of Westaff, Inc. which are purchasable by him upon exercise of the Option.

    (b) The shares of common stock of Westaff, Inc. referred to are subject to a voting agreement entered into between the persons listed on Exhibit 2 hereto (collectively, the "Stockholders") and the Reporting Person, and described in Items 3 and 4 of this statement. As of May 1, 2001, based on the number of shares of common stock of Westaff, Inc. represented to be beneficially owned by the respective Stockholders in such voting agreement, the Stockholders beneficially owned 9,609,907 shares of the common stock of Westaff, Inc., which, based on the number of shares of common stock of Westaff, Inc. outstanding on April 20, 2001, as represented by Westaff, Inc. in a Proxy Statement in connection with the 2001 Annual Meeting of Stockholders of Westaff, Inc. dated April 20, 2001, amounted to 60.55% of the total outstanding shares of common stock of Westaff, Inc. Mr. Seip expressly disclaims beneficial ownership of the shares of common stock of Westaff, Inc. which are subject to such voting agreement.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.01 per share ("common stock"), of Westaff, Inc., a Delaware corporation ("Westaff"). The principal executive offices of Westaff are located at 301 Lennon Lane, Walnut Creek, CA 94598.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Tom D. Seip (the "Reporting Person"). The Reporting Person's principal occupation is Chief Executive Officer and President of Westaff. The address of the Reporting Person is c/o Westaff, Inc., 301 Lennon Lane, Walnut Creek, CA 94598.

         As a result of entering into the form of Voting Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of
Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

         To the best knowledge of the Reporting Person, the name of each Stockholder, each Stockholder's residence or business address and the number of Shares owned by each Stockholder is set forth in Exhibit 2 hereto.

         During the last five years the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person entered into a Voting Agreement dated as of May 1, 2001, by and among the Reporting Person, W. Robert Stover and the persons listed on Exhibit 2 hereto, providing for the voting of shares by the Stockholders in favor of an amendment to Westaff's 1996 Stock Option/Stock Issuance Plan at any meeting of Stockholders of Westaff, pursuant to which the maximum number of shares with respect to which stock options, stock appreciation rights and direct stock issuances may be granted to an individual in any calendar year shall be increased from five hundred thousand (500,000) shares of Westaff common stock to one million (1,000,000) shares of Westaff common stock (the "Plan Amendment").

         References to, and descriptions of, the Voting Agreement, as set forth above in this Item 3, are qualified in their entirety by reference to the copy of the Voting Agreement, included as Exhibit 1 to this Schedule 13D, which is incorporated in this Item 3 in its entirety where such references and descriptions appear.

Item 4.  PURPOSE OF TRANSACTION.

         The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

         Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of approval of the Plan Amendment at any meeting of the stockholders of Westaff. As required by the Voting Agreement, each Stockholder has executed an Irrevocable Proxy, designating Tom D. Seip to vote their shares in favor of the Plan Amendment. Pursuant to the Voting Agreement, the Stockholders have also agreed not to transfer, sell, exchange, or pledge or otherwise dispose of or encumber their shares, prior to the earlier of the approval of the Plan Amendment or the termination of the Employment Agreement (as defined in the Voting Agreement). The name of each Stockholder and the number of outstanding shares of common stock of Westaff held by each Stockholder are set forth on Exhibit 2, which is incorporated herein by reference.

         References to, and descriptions of, the Voting Agreement as set forth above in this Item 4, are qualified in their entirety by reference to the copy of the Voting Agreement, included as Exhibit 1 to this Schedule 13D, which is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on the number of shares of common stock of Westaff outstanding on April 20, 2001, as represented by Westaff in a Proxy Statement in connection with the 2001 Annual Meeting of Stockholders of Westaff. dated April 20, 2001, the number of shares covered by the Option represents less than 1% of the total outstanding shares of Westaff.

         Prior to the exercise of the Option, Mr. Seip is not entitled to any rights as a stockholder of Westaff as to the shares covered by the Option and disclaims any beneficial ownership of the shares of common stock of Westaff that are purchasable by him upon exercise of the Option. If the Option were exercised, Mr. Seip would have the sole right to vote and dispose of the shares of common stock of Westaff issued as a result of such exercise, subject to the terms and conditions of his option award agreement.

         Based on the number of shares of common stock of Westaff outstanding on April 20, 2001, as represented by Westaff in a Proxy Statement in connection with the 2001 Annual Meeting of Stockholders of Westaff dated April 20, 2001, the number of shares represented to be beneficially owned by the Stockholders in the Voting Agreement represents 60.55% of the total outstanding shares of common stock of Westaff.

         By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreement, as described above in Items 3 and 4, which descriptions are incorporated herein by reference. The Reporting Person (i) is not entitled to any rights as a stockholder of Westaff as to the shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of common stock of Westaff which are covered by the Voting Agreement. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

         (c) Other than as set forth in Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) the Reporting Person does not beneficially owns any shares of common stock of Westaff and (ii) there have been no transactions in the shares of common stock of Westaff effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any affiliate of the Reporting Person.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Westaff shares of common stock obtainable by the Reporting Person upon exercise of the Option.

         (e) Not applicable.

         Reference to, and description of, the Voting Agreement, as set forth in this Item 5, is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D, which is incorporated in this Item 5 in its entirety, respectively, where such references and descriptions appear.

         The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses of the Reporting Person to Items 3 through 5 hereof are incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Westaff.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Voting Agreement entered into by the Reporting Person and each of the Stockholders on May 1, 2001

Exhibit 2     List of Persons entering into Voting Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      TOM D. SEIP



Dated:  May 10, 2001                   /s/ Tom D. Seip
                                      -----------------------------------------
                                      Name:  Tom D. Seip
                                      Title: Chief Executive Officer
                                             and President,
                                             Westaff, Inc.

                                  EXHIBIT INDEX

Exhibit No.
-----------
Exhibit 1 Voting Agreement entered into by the Reporting Person and each of the Stockholders on May 1, 2001

Exhibit 2         List of Persons entering into Voting Agreement.

                                                                       Exhibit 1

                                VOTING AGREEMENT

         This Voting Agreement (this "Agreement"), dated as of May 1, 2001, is made by and among Tom D. Seip ("Seip"), the persons listed on Schedule A hereto (each, a "Stockholder," and, collectively, the "Stockholders"), and W. Robert Stover ("Stover").

         WHEREAS, Westaff, Inc., a Delaware corporation (the "Company"), Westaff Support, Inc., a Delaware corporation, and Seip have, simultaneously with the execution and delivery of this Agreement, entered into an Employment Agreement whereby Seip will be employed as the Chief Executive Officer of the Company (the "Employment Agreement"); and

         WHEREAS, under the terms of the Employment Agreement the Company has granted to Seip the Rescindable Grant (as such term is defined in the Employment Agreement) and agreed to submit for approval by its stockholders an amendment and restatement of the Company's 1996 Stock Option/Stock Issuance Plan that will increase the maximum number of shares with respect to which stock options, stock appreciation rights and direct stock issuances may be granted to an individual in any calendar year from five hundred thousand (500,000) shares of Company common stock to one million (1,000,000) shares of Company common stock (the "Plan Amendment"); and

         WHEREAS, the Company intends to submit the Plan Amendment for approval of its stockholders at the annual meeting of the stockholders of the Company presently scheduled for May 23, 2001; and

         WHEREAS, the Stockholders are executing this Agreement as an inducement to Seip to enter into the Employment Agreement;

         NOW THEREFORE, the parties agree as follows:

         1. At any meeting of stockholders of the Company, however called, the Stockholders shall vote (or cause to be voted) all Subject Securities Owned by each of them in favor of the Plan Amendment. In the event written consents are solicited or otherwise sought from stockholders of the Company with respect to the Plan Amendment, the Stockholders shall cause written consents in favor of the Plan Amendment to be executed with respect to all Subject Securities Owned by each of them. For the purposes of this Agreement, "Subject Securities" means all securities of the Company (including all options, warrants and other rights to acquire securities of the Company) Owned by the Stockholders as of the date of this Agreement and acquired during the term of this Agreement. For the purposes of this Agreement, a Stockholder shall be deemed to "Own" a security if such Stockholder is the record owner of such security or is the beneficial owner of such security, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

         2. During the period commencing on the date of this Agreement and ending on the earlier of either (a) the date that the Plan Amendment is approved or (b) the date the Employment Agreement is terminated, the Stockholders shall:
(1) not Transfer (as defined below) any or all Subject Securities unless the transferee agrees with Seip that such transferee has acquired such Shares or interest subject to this Agreement and executes a counterpart copy of this Agreement and a proxy in the form attached as Schedule A; and (2) ensure that none of the Subject Securities is deposited into a voting trust and no proxy is granted, and no voting agreement or similar agrement is entered into, with respect to any of the Subject Securities. For purposes of this Agreement, a Stockholder shall be deemed to have effected a "Transfer" of a security if such Stockholder (a) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security or (b) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

         3. Contemporaneously with the execution of this Agreement, each Stockholder shall (a) deliver to Seip a proxy in the form attached to this Agreement as Schedule A, which shall be irrevocable to the fullest extent permitted by law, with respect to the Subject Securities referenced therein (the "Proxy"); and (b) cause to be delivered to Seip an additional Proxy executed on behalf of the record owner of any Subject Securities that are owned beneficially but not of record by such Stockholder. The Stockholders will also, at their own expense, perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Seip the power to carry out and give effect to the provisions of this Agreement.

         4. The Stockholders severally, and not jointly, represent to Seip as follows:

                  (a) Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms.

                  (b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, (1) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of its properties are bound or affected or (2) require the consent or approval of any person or entity that has not been obtained.

                  (c) As of the date of this Agreement, (1) Stockholder holds of record (free and clear of any encumbrances or restrictions that affect the Stockholders' ability to perform under this Agreement or the Proxy) the number and type of Subject Securities set forth on Schedule A under the heading "Subject Securities Held of Record" and (2) Stockholder holds beneficially the number and type of Subject Securities set forth on Schedule A under the heading "Subject Securities Beneficially Owned."

                  (d) The representations and warranties contained in this Agreement are accurate in all respect as of the date of this Agreement and will be accurate in all respects at all times during the term of this Agreement.

         4. All representations, warranties, covenants and agreement made by the Stockholders herein shall survive indefinitely. The Stockholders shall, severallyand not jointly, hold harmless and indemnify Seip from and against, and shall compensate and reimburse Seip for, any loss, damage, claim, liability, fee (including reasonable attorneys' fees and expenses), demand, or cost that arises out of any inaccuracy in or breach of any representation or warranty contained in this Agreement or any failure on the part of any Stockholder to observe, perform or abide by the terms of this Agreement and the Proxy.

         5. Stover shall hold harmless and indemnify Seip from and against, and shall compensate and reimburse Seip for, any loss, damage, claim, liability, fee (including reasonable attorneys fees and expenses), demand or cost that arises out of any inaccuracy in or breach of any representation or warranty contained in this Agreement or any failure on the part of any Stockholder to observe, perform or abide by the terms of this Agreement and the Proxy.

         6. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received on the third business day after delivery if so given) by hand delivery, by fax, or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties as follows:

If to Stockholder, to the address set forth on Schedule A hereto with a copy to:

                  McCutchen, Doyle, Brown & Enersen, LLP
                  Three Embarcadero Center
                  San Francisco, CA  94111
                  Attn:  Michael J. Loeb, Esq.

If to Seip:

                  Tom D. Seip
                  30 Ridge Lane
                  Orinda, CA  94563

With copies to:

                  Cooley Godward LLP
                  One Maritime Plaza
                  San Francisco, CA  94111
                  Attn:  Thomas Reicher, Esq.

or to such other address as any of the foregoing parties may have furnished to the others in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

         7. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities and shall be binding upon any person or entity to whom legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including without limitation its respective heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting any of the Subject Securities, or acquisition of additional Subject Securities by the Stockholder, Schedule A shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional Subject Securities issued to or acquired by such Stockholder.

         8. This Agreement may be executed in two or more counterparts, each of which shall be considered an original but all of which together shall constitute the same instrument.

         9. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (i) the approval of the Plan Amendment by the requisite majority of the stockholders of the Company and
(ii) the termination of the Employment Agreement in accordance with its terms.

         10. This Agreement is intended as an exclusive statement of the terms of the agreement among the parties with respect to its subject matter, supersedes all prior agreements with respect thereto and cannot be changed or terminated except by written instrument executed by the party or parties against whom enforcement thereof is sought.

         11. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of California without giving effect to the principles of conflicts of law thereof.


                                          /s/ Tom D. Seip
                                         ---------------------------------------
                                         TOM D. SEIP

                                          /s/ W. Robert Stover
                                         ---------------------------------------
                                         W. ROBERT STOVER

                                         THE STOVER REVOCABLE TRUST, DATED
                                         NOVEMBER 16, 1988, AS AMENDED

                                         By: /s/ W. Robert Stover
                                            ------------------------------------
                                            W. Robert Stover, Co-Trustee

                                         By: /s/ Joan C. Stover
                                            ------------------------------------
                                            Joan C. Stover, Co-Trustee

                                         THE STOVER 1999 CHARITABLE REMAINDER
                                         UNITRUST DATED 4/21/99

                                         By: /s/ W. Robert Stover
                                            ------------------------------------
                                            W. Robert Stover, Co-Trustee


                                         By: /s/ Parker Williamson
                                            ------------------------------------
                                            Parker Williamson, Co-Trustee

                                         THE STOVER CHARITABLE REMAINDER
                                         UNITRUST DATED NOVEMBER 1, 1994

                                         By: /s/ W. Robert Stover
                                            ------------------------------------
                                            W. Robert Stover, Co-Trustee


                                         By: /s/ Parker Williamson
                                            ------------------------------------
                                            Parker Williamson, Co-Trustee

                                         THE STOVER CHARITABLE LEAD ANNUITY
                                         TRUST

                                         By: /s/ Susan J. Stover
                                            ------------------------------------
                                            Susan J. Stover, Special Trustee


                                         By: /s/ W. Robert Stover
                                            ------------------------------------
                                            W. Robert Stover, Trustee

                                         THE STOVER FOUNDATION

                                         By: /s/ Parker Williamson
                                            ------------------------------------
                                            Parker Williamson, Director

                                    EXHIBIT A

                            FORM OF IRREVOCABLE PROXY

         The undersigned stockholder of Westaff, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Tom D. Seip the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (a) the outstanding shares of capital stock of the Company owned of record by the undersigned as of the date of this proxy and (b) any and all other shares of capital stock of the Company that the undersigned may acquire on or after the date hereof. The shares referred to in
(a) and (b) above are collectively referred to as the "Shares." Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to the Shares during the term of this proxy. This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Tom
D. Seip and certain stockholders of the Company (the "Voting Agreement").

         The attorney and proxy hereunder will be empowered, and may exercise this proxy, to vote the Shares with respect to a Plan Amendment (as defined in the Voting Agreement) at any time until the termination of the Voting Agreement at any meeting of the stockholders of the Company, however called, or in connection with any solicitation of written consents from stockholders of the Company. The undersigned may not vote the Shares on any other matters.

         This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

         This proxy shall terminate upon the termination of the Voting
Agreement.

Dated:_____________________, 2001.             [stockholder signature block]

                                                                       Exhibit 2



                                                                Subject Securities
Stockholder                                                     Beneficially Owned
-----------                                                     ------------------
The Stover Revocable Trust                                         3,416,107
dated November 16, 1988, as amended
120 Wildwood Gardens
Piedmont, CA 94611

The Stover 1999 Charitable Remainder Unitrust
dated 4/21/999                                                     3,005,061
220 North Wiget Lane
Walnut Creek, CA 94598

The Stover Charitable Remainder Unitrust                              65,000
dated November 1, 1994
220 North Wiget Lane
Walnut Creek, CA 94598

The Stover Charitable Lead Annuity Trust                             548,998
220 North Wiget Lane
Walnut Creek, CA 94598

The Stover Foundation                                              2,574,741
220 North Wiget Lane
Walnut Creek, CA 94598